

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2024

Achari Ventures Holdings Corp. I
60 Walnut Avenue, Suite 400
Clark, NJ 07066

Re: Achari Ventures Holdings Corp. I
Amendment No. 2 to Registration Statement on Form S-4
Exhibit Nos. 10.13 and 10.15
Filed April 9, 2024
File No. 333-276422

Dear Vikas Desai:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance